                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A No. 3
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                            IMPAX LABORATORIES, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                    ---------------------------------------
                         (Title of Class of Securities)

                                    45256B101
                    -----------------------------------------
                                 (CUSIP NUMBER)

                               Cornel C. Spiegler
                            Impax Laboratories, Inc.
                               3735 Castor Avenue
                             Philadelphia, PA 19124
                                  215-289-2220
                      ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2002
                        -------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(b), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No.  45256B101                                 SCHEDULE 13D
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON

         Chemical Company of Malaysia Berhad
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    |X|
                                                              (b)    | |
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              | |

         Not Applicable
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Malaysia
--------------------------------------------------------------------------------

       NUMBER OF          7.       SOLE VOTING POWER
         SHARES                             5,093,150
      BENEFICIALLY        -------- ---------------------------------------------
        OWNED BY
          EACH            8.       SHARED VOTING POWER
       REPORTING                            333,333
      PERSON WITH         -------- ---------------------------------------------

                          9.       SOLE DISPOSITIVE POWER
                                            5,093,150
                          -------- ---------------------------------------------

                          10.      SHARED VOTING POWER
                                            333,333
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,426,483 shares of Common Stock
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              | |
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------

CUSIP No.  45256B101                                 SCHEDULE 13D
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON

         Oh Kim Sun
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    |X|
                                                              (b)    | |
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
         SC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              | |

         Not Applicable
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Malaysia
--------------------------------------------------------------------------------

       NUMBER OF          7.       SOLE VOTING POWER
         SHARES                             14,509
      BENEFICIALLY        -------- ---------------------------------------------
        OWNED BY
          EACH            8.       SHARED VOTING POWER
       REPORTING                            5,426,483
      PERSON WITH         -------- ---------------------------------------------

                          9.       SOLE DISPOSITIVE POWER
                                            14,509
                          -------- ---------------------------------------------

                          10.      SHARED VOTING POWER
                                            5,426,483
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,440,992 shares of Common Stock
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              | |
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4% (See Item 5)
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------

CUSIP No.  45256B101                                 SCHEDULE 13D
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON

         CCM Investments Limited
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    |X|
                                                              (b)    | |
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              | |

         Not Applicable
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Malaysia
--------------------------------------------------------------------------------

       NUMBER OF          7.       SOLE VOTING POWER
         SHARES                             0
      BENEFICIALLY        -------- ---------------------------------------------
        OWNED BY
          EACH            8.       SHARED VOTING POWER
       REPORTING                            333,333
      PERSON WITH         -------- ---------------------------------------------

                          9.       SOLE DISPOSITIVE POWER
                                            0
                          -------- ---------------------------------------------

                          10.      SHARED VOTING POWER
                                            333,333
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         333,333 shares of Common Stock
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              | |
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7% (See Item 5)
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                        STATEMENT PURSUANT TO RULE 13D-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         This Amendment No. 3 to Schedule 13D originally filed on December 14, 1999, as amended by Amendment No. 1 thereto filed on November 7, 2000 and Amendment No. 2 thereto filed on March 15, 2001, with respect to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer") amends and restates Items 2, 3, 4 and 5 and Appendices 1 and 2, and supplements Items 6 and 7. Information in the original Schedule 13D remains in effect except to the extent that is superseded by subsequently filed information, including the information contained in this Amendment No. 3. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

Item 1.  Security and Issuer.

         This Amendment No. 3 to the previously filed Schedule 13D relates to Common Stock of the Issuer. The address of the Issuer's principal executive office is 30831 Huntwood Avenue, Hayward, CA 94544.

Item 2.  Identity and Background.

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 hereto and incorporated herein by reference) by (i) Chemical Company of Malaysia Berhad ("CCM"), and (ii) Oh Kim Sun ("OKS"), and
(iii) CCM Investments Limited ("CCMIL") (sometimes collectively referred to as the "Reporting Persons").

         The information required by this Item for each of the Reporting Persons is set forth in Appendix I hereto. The information required by this Item for each officer, director and partner and each controlling person, if any, of such Reporting Person is set forth in Appendix 2 hereto.

         During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Global Pharmaceutical Corporation ("Global") and Impax Pharmaceuticals, Inc. ("Impax") entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The merger of Impax into Global was consummated on December 14, 1999 (the "Merger").

         The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

         Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:

         Each outstanding share of Impax Common Stock, Series A Preferred Stock and Series B Preferred Stock was converted into 3.3358 shares of Issuer Common Stock;

         Each outstanding share of Impax Series C Preferred Stock was converted into 5.849 shares of the Issuer's Common Stock;

         Every 20 outstanding shares of Impax Series D Preferred Stock was converted into one share of the Issuer's Series 1-B Preferred Stock;

         Each outstanding share of Global Series C Preferred Stock was converted into 50 shares of Issuer Common Stock; and

         Each outstanding share of Global Series D Preferred Stock was converted into one share of Issuer's Series 1-A Preferred Stock.

         CCM was the record and beneficial owner of 491,115 shares of Common Stock and 800,000 shares of Series D Preferred Stock of Impax. Consequently, as a result of the Merger, CCM became the record and beneficial owner of 2,872,532 shares of Issuer Common Stock and 40,000 shares of Issuer Series 1-B Preferred Stock (convertible into 2,668,624 shares of Issuer Common Stock).

         On March 23, 2000, CCM entered into the Stock Purchase Agreement (the "CCM Stock Purchase Agreement"), dated as of March 23, 2000, between the Issuer and CCM to purchase, for a total purchase price of $1,000,000, 10,000 shares of Series 2 Convertible Preferred Stock of the Issuer, $.01 par value per share (the "Series 2 Preferred Stock"). Such Series 2 Preferred Stock is convertible into 200,000 shares of Issuer Common Stock. CCM purchased the shares of Series 2 Preferred Stock with its working capital.

         On September 6, 2000, CCM entered into a sales agreement (the "Euroc II Sales Agreement") with Euroc II Venture Capital Corp. ("Euroc II") pursuant to which, on October 6, 2000, CCM purchased 2,200 shares of Series 1-B Preferred Stock from Euroc II, which is convertible into 146,775 shares of Issuer Common Stock, at a purchase price per common share equivalent of $5.70. CCM purchased the shares of Series 1-B Preferred Stock pursuant to the Euroc II Sales Agreement with its working capital.

         On September 6, 2000, CCM entered into a sales agreement (the "Euroc III Sales Agreement") with Euroc III Venture Capital Corp. ("Euroc III") (the Euroc II Sales Agreement and Euroc III Sales Agreement are herein collectively referred to as the "Sales Agreements") pursuant to which CCM, on October 6, 2000, purchased 4,500 shares of Series 1-B Preferred Stock from Euroc III, which is convertible into 300,222 shares of Issuer Common Stock, at a purchase price per common share equivalent of $5.70. CCM purchased the shares of Series 1-B Preferred Stock pursuant to the Euroc III Sales Agreement with its working capital.

         On November 28, 2000, CCMIL, an affiliate of CCM, entered into a Stock Purchase Agreement between the Issuer and CCMIL to purchase, for a total purchase price of $1,999,998, 333,333 shares of Issuer Common Stock. CCMIL purchased such shares of Common Stock with its working capital.

         In March 2001 CCM converted its shares of Series 1-B Preferred Stock into 2,804,057 shares of Issuer Common Stock.

         In March 2001 CCM converted its shares of Series 2 Preferred Stock into 200,000 shares of Issuer Common Stock.

         On May 31, 2002 CCM sold 581,081 shares of Issuer Common Stock to North America Venture Fund, L.P. and 418,919 shares of Issuer Common Stock to American Major Industry Fund, L.L.C. On May 31, 2002 CCM sold an aggregate of 95,000 shares of Issuer Common Stock to Beechmont Company (28,100 shares), David Edwards (20,000 shares), Robert Zech (33,380 shares) and Robert L. Burr (13,600 shares).

Item 4.  Purpose of Transaction.

         (a) The shares of Issuer Common Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

         Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

         (b) None of the Reporting Persons, nor to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

         None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1 hereto, has any plans or proposals which relate to or would result (d) in any other changes in the board of directors or management of the Issuer, or which relate to or would result in: (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Issuer Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change, to the extent required by law.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, CCM beneficially owns 5,426,483 shares, or 11.4%, of Issuer Common Stock.

         As of the date hereof, Oh Kim Sun directly and beneficially owns 14,509 shares of Issuer Common Stock. Because of Oh Kim Sun's ownership interest, and his role as Group Executive Director in CCM and his role as Group Executive Director in CCMIL, Oh Kim Sun may be deemed to beneficially own the shares of Issuer Common Stock owned by CCM and CCMIL. As of the date hereof, Oh Kim Sun may be deemed to own beneficially 5,440,992 shares, or 11.4%, of Issuer Common Stock.

         As of the date hereof, CCMIL beneficially owns 333,333 shares, or 0.7%, of Issuer Common Stock.

         (b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for each person with who the power to vote or direct a vote or to dispose or direct the disposition is shared is set forth in Appendix 1 and Appendix 2 hereto.

         (c) Except as disclosed in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         Pursuant to the terms of a Sales Agreement, dated May 31, 2002, CCM sold 1,000,000 shares of Issuer Common Stock to North American Venture Fund, L.P. and American Major Industry Fund, L.L.C.

         Pursuant to the terms of a Sales Agreement, dated May 31, 2002, CCM sold 95,000 shares of Issuer Common Stock to Beechmont Company, David Edwards, Robert Zech and Robert L. Burr.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1. -      Joint Filing Agreement.

Exhibit 2. -      Sales Agreement, dated May 31, 2002, between Chemical Company of Malaysia Berhad and North America Venture Fund, L.P. and
                  American Major Industry Fund, L.L.C.

Exhibit 3. -      Sales Agreement, dated May 31, 2002, between Chemical Company of Malaysia Berhad and Beechmont Company, David Edwards,
                  Robert Zech and Robert L. Burr.

Appendix 1 -      Address, Organization and Principal Business of Each Reporting
                  Person Required by Item 2.

Appendix 2 -      Information About Each Reporting Person Required by Item 2.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2002                        CHEMICAL COMPANY OF MALAYSIA BERHAD


                                     /s/ Oh Kim Sun
                                     -----------------------------------------
                                          Oh Kim Sun, Group Executive Director


                                     /s/ Oh Kim Sun
                                     -----------------------------------------
                                          Oh Kim Sun


                                     CCM INVESTMENTS LIMITED


                                     /s/ Oh Kim Sun
                                     -----------------------------------------
                                          Oh Kim Sun, Group Executive Director

                                                                      APPENDIX 1

     ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON
             REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5

        REPORTING PERSON                      PRINCIPAL BUSINESS AND OFFICE              PLACE OR ORIGIN
------------------------------------          -----------------------------              ---------------
Chemical Company of Malaysia Berhad           Wisma Sime Darby                           Malaysia
                                              14 Jalan Raja Laut
                                              P.O. Box 10284
                                              50708 Kuala Lumpur
                                              Malaysia

Oh Kim Sun                                    Wisma Sime Darby                           Malaysia
                                              14 Jalan Raja Laut
                                              P.O. Box 19284
                                              50708 Kuala Lumpur
                                              Malaysia

CCM Investments Limited                       Wisma Sime Darby                           Malaysia
                                              14 Jalan Raja Laut
                                              P.O. Box 19284
                                              50708 Kuala Lumpur
                                              Malaysia


                                   APPENDIX 2

             INFORMATION ABOUT REPORTING PERSONS REQUIRED BY ITEM 2

                                            EXECUTIVE OFFICERS AND DIRECTORS OF
                                            CHEMICAL COMPANY OF MALAYSIA BERHAD
                                           -------------------------------------
Name:................................      Dato' Mohd Ibrahim bin Mohd Zain
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Non-executive Chairman


Name:................................      Dato' Lim Say Chong
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Group Managing Director

Name:................................      Oh Kim Sun
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Group Executive Director

Name:................................      Hiu Woong Choong
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Executive Director

Name:................................      Dato' Sadasivan s/o Nellayander Pillai
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Independent Non-executive Director

Name:................................      Haji Hassan bin Jaafar
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Non-executive Director

Name:................................      Dato' Tan Kay Hock
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Independent Non-executive Director

                                            EXECUTIVE OFFICERS AND DIRECTORS OF
                                            CHEMICAL COMPANY OF MALAYSIA BERHAD
                                           -------------------------------------
Name:................................      Dato' David Chiu
Citizenship: ........................      British
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Non-executive Director

Name:................................      Paisol bin Ahmad
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Non-executive Director

Name:................................      Khet Kok Yin
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Non-executive Director

Name:................................      Ooi Boon Leong
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Independent Non-executive Director

Name:................................      Hui Yin Fun Eva
Citizenship: ........................      Chinese
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Alternate Director to Dato' David Chiu

                                            EXECUTIVE OFFICERS AND DIRECTORS OF
                                            CHEMICAL COMPANY OF MALAYSIA BERHAD
                                           -------------------------------------

Name:................................      Oh Kim Sun
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Director


Name:................................      Rama Devi a/p Sathyapalan Nair
Citizenship: ........................      Malaysia
Business Address:....................      9th Floor, Wisma Sime Darby
                                           14 Jalan Raja Laut 50350 Kuala Lumpur
                                           Malaysia
Title:...............................      Director

